

2400- 1111 West Georgia Street
Vancouver, BC, Canada V6E 4M4
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

April 1, 2008

Trading Symbol: TSXV – BUF
OTC\BB – BYBUF
Frankfurt – B4K

BUFFALO FINANCING WITH LONGVIEW CAPITAL PARTNERS CANCELLED

Vancouver, B.C., April 1, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd., (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) announces that Buffalo will not be proceeding with the previously announced convertible loan financing from Longview Capital Partners Incorporated (TSX: LV) as the parties were unable to agree on final terms.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

   "*Brian McEwen*"

Brian McEwen,
President and CEO

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or Tollfree: 1.888.685.5492